UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G
Information Statement Pursuant to Rules 13d-1 and 13d-2
Under the Securities Exchange Act of 1934
(Amendment No.__)*

Glori Energy Inc.
(Name of Issuer)

Common Stock, par value $.001 per share
(Title of Class of Securities)

379606106
(CUSIP Number)

April 14, 2014
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed

☐	Rule 13d-1(b)
☑	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 379606106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Steven T. Stull
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship of Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0 shares
	6.	Shared Voting Power 2,381,697 shares
	7.	Sole Dispositive Power 0 shares
	8.	Shared Dispositive Power 2,381,697 shares
9.	Aggregate Amount Beneficially Owned by each Reporting Person 2,381,697 shares*
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row 9 7.46%**
12.	Type of Reporting Person (See Instructions) IN

* All 2,381,697 shares are owned directly by one limited liability company and two limited partnerships, each of which acts through its general partner.  Steven T. Stull is the majority owner of each such general partner and controls a majority of the voting interest in the sole member of the limited liability company.  None of these entities individually own more than 5% of the class of securities reported on this Schedule 13G.

** Based on 31,934,557 total shares to be outstanding on April 14, 2014 as reported in the Issuer’s registration statement on Form S-4 as filed with the SEC on April 9, 2014.

Item 1(a)    Name of Issuer:

Glori Energy Inc.

Item 1(b)    Address of Issuer’s Principal Executive Offices:

4315 South Drive
Houston, Texas 77053

Item 2(a)    Name of Person Filing:

Steven T. Stull

Item 2(b)    Address of Principal Business Office:

Steven T. Stull:  909 Poydras St., Ste. 2230, New Orleans, LA  70130

Item 2(c)    Citizenship:

United States

Item 2(d)    Title of Class of Securities:

Common Stock, par value $.001 per share

Item 2(e)    CUSIP Number:

379606106

Item 3.   Not applicable.

Item 4.    Ownership.*

(a) Amount Beneficially Owned 2,381,697
(b) Percent of Class  7.46%
(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote 0 shares
(ii) Shared power to vote or to direct the vote 2,381,697 shares
(iii) Sole power to dispose or to direct the disposition of 0 shares
(iv) Shared power to dispose or to direct the disposition of 2,381,697 shares

Item 5.   Ownership of Five Percent or Less of a Class.  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following  [      ].

Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.   Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.   Identification and Classification of Members of the Group.

Not applicable.

Item 9.     Notice of Dissolution of Group.

Not applicable.

Item 10.    Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 21, 2014	By:	/s/ Steven T. Stull
Steven T. Stull